Algonquin Power & Utilities Corp. Announces 2016 First Quarter Financial Results

OAKVILLE, Ontario – May 12, 2016 – Algonquin Power & Utilities Corp. (TSX: AQN) (“APUC”) today announced financial results for the first quarter ended March 31, 2016.
Financial Highlights:

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Revenue was $341.7 million compared to $381.9 million in the first quarter of 2015, with the decrease primarily the result of lower regulated commodity pass through costs at the Company’s electric and natural gas distribution utilities due to warmer than long term average winter weather conditions which contributed to fewer heating degree days. Revenue, net of commodity pass through costs, grew by $37.5 million in the quarter compared to the first quarter of 2015, an increase of 19%.

•	Net earnings attributable to shareholders of $42.0 million or $0.15 per share compared to net earnings attributable to shareholders of $43.1 million or $0.16 per share in the first quarter of 2015.

•	Adjusted net earnings[1] of $56.1 million or $0.21 per share compared to adjusted net earnings of $42.6 million or $0.17 per share in the first quarter of 2015.

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Adjusted Earnings Before Interest, Taxes, Depreciation & Amortization (“Adjusted EBITDA”1) increased by 29% to $147.9 million, compared to $114.5 million in the first quarter of 2015, with the increase primarily attributed to the acquisition of the Park Water System, the impact of successful rate case settlements, commercial operations at the Morse Wind and Bakersfield I Solar Facilities, and the stronger U.S. dollar exchange rate versus the Canadian dollar.

Dividend Increase:

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APUC’s Board of Directors approved a 10% dividend increase from a total annual dividend of U.S. $0.3850 per common share to a total annual dividend of U.S. $0.4235 per common share, paid quarterly at a rate of U.S. $0.1059 per common share. Management and the Board of Directors believe that the dividend increase is consistent with APUC’s stated strategy of delivering total shareholder return comprised of an attractive current dividend yield and capital appreciation.

"Contributions from our completed growth initiatives coupled with improved resource conditions at our wind and solar facilities led to a strong increase in earnings and cash flows in Q1, and we are pleased that our continued success underpins a further 10% increase in our dividend.” commented Ian Robertson, Chief Executive Officer of APUC. "The acquisition of the Park Water System completed in the quarter, and our announcement of the proposed acquisition of the Empire District Electric Company mark significant additions to our regulated utility footprint in the U.S., are consistent with our commitment to growth across the business and are expected to be important contributors to our continued growth trajectory in 2016 and beyond."
First Quarter Growth Highlights:

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On January 8, 2016, the Distribution Group closed a previously announced agreement with Western Water Holdings, a wholly-owned investment of Carlyle Infrastructure, to acquire the regulated water distribution utility Park Water Company, now known as Liberty Utilities (Park Water) Corp. (the "Park Water System"). The acquisition of the Park Water System was originally announced in September 2014. The Park Water System owns and operates three regulated water utilities engaged in the production, treatment, storage, distribution, and sale of water in Southern California and Western Montana. The three utilities collectively serve approximately 74,000 customer connections and have more than 1,000 miles of distribution mains.

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On February 9, 2016 APUC announced that it has entered into an agreement and plan of merger pursuant to which it will acquire The Empire District Electric Company (“Empire”) (NYSE:EDE) and its subsidiaries (the “Acquisition”). Empire is a Joplin, Missouri based regulated electric, gas (through its wholly-owned subsidiary The Empire District Gas Company), and water utility, collectively serving approximately 218,000 customers in Missouri, Kansas, Oklahoma, and Arkansas.

Update on the acquisition approval process

•	Empire is expected to hold a special Shareholder’s Meeting on June 16, 2016 for the purpose of voting on the agreement and plan of merger.

•	Applications to four state commissions (OK, KS, MO, AR) as well as FERC were filed on March 16, 2016.

•	On May 6, 2016, the FERC issued an order approving the proposed acquisition of Empire District. The order did not contain any material conditions.

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On May 12, 2016, The Oklahoma Corporation Commission issued an order approving the proposed acquisition of Empire District Electric by Liberty Utilities Co. The order approves the acquisition as filed, without any material conditions.

APUC’s supplemental information is available on the web site at www.AlgonquinPowerandUtilities.com.
APUC will hold an earnings conference call at 10:00 a.m. eastern time on Friday, May 13, 2016, hosted by Chief Executive Officer, Ian Robertson and Chief Financial Officer, David Bronicheski.

Conference call details:
Date: Friday, May 13, 2016
Start Time: 10:00 a.m. eastern time
Phone Number: Toll free within North America: 1-888-243-4451 or International: 1-412-542-4135
Conference ID: please ask to join the Algonquin Power & Utilities Corp. conference call
Presentation Access: http://services.choruscall.com/links/aqn160513
For those unable to attend the live call, a digital recording will be available for replay two hours after the call by dialing 1-855-669-9658 or 1-412-317-0088, access code 10084758 from Friday, May 13, 2016 until Friday May 27, 2016.
About Algonquin Power & Utilities Corp.
APUC is a $5.0 billion North American diversified generation, transmission and distribution utility. The distribution business group provides rate regulated water, electricity and natural gas utility services to over 560,000 customers in the United States. The generation business group owns a portfolio of North American based contracted wind, solar, hydroelectric and natural gas powered generating facilities representing more than 1,100 MW of installed capacity. The transmission business group invests in rate regulated electric transmission and natural gas pipeline systems in the United States and Canada. APUC delivers continuing growth through an expanding pipeline of renewable energy development projects, organic growth within its regulated distribution and transmission businesses, and the pursuit of accretive acquisitions. Common shares, preferred shares, and Instalment Receipts are traded on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, AQN.PR.D, and AQN.IR.
Visit APUC at www.AlgonquinPowerandUtilities.com and follow us on Twitter @AQN_Utilities.

For Further Information:
Ian Tharp, CFA
Vice President Investor Relations
Algonquin Power & Utilities Corp.
354 Davis Road, Oakville, Ontario, L6J 2X1
Telephone: (905) 465-6770
Website: www.AlgonquinPowerandUtilities.com

Caution Regarding Forward-Looking Information and non-GAAP Financial Measures
Certain statements included in this news release contain information that is forward-looking within the meaning of certain securities laws, including information and statements regarding prospective results of operations, financial position or cash flows. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. APUC cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors include those set out in the management's discussion and analysis section of APUC's most recent annual report, quarterly report, and APUC's Annual Information Form. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, APUC undertakes no obligation to update any forward-looking statements or information to reflect new information, subsequent or otherwise.

(1)	Non-GAAP Financial Measures and Use of Non-GAAP Financial Measures
The terms “adjusted net earnings” and Adjusted EBITDA, are used in this press release. The terms “adjusted net earnings” and Adjusted EBITDA are not recognized measures under GAAP. There is no standardized measure of “adjusted net earnings” and Adjusted EBITDA, consequently APUC’s method of calculating these measures may differ from methods used by other companies and therefore may not be comparable to similar measures presented by other companies. A calculation and analysis of “adjusted net earnings” and Adjusted EBITDA can be found in the Management’s Discussion & Analysis for the quarter ended March 31, 2016.

Adjusted net earnings
Adjusted net earnings is a non-GAAP metric used by many investors to compare net earnings from operations without the effects of certain volatile primarily non-cash items that generally have no current economic impact or items such as acquisition expenses or litigation expenses and are viewed as not directly related to a company’s operating performance. Net earnings of APUC can be impacted positively or negatively by gains and losses on derivative financial instruments, including foreign exchange forward contracts, interest rate swaps and energy forward purchase contracts as well as to movements in foreign exchange rates on foreign currency denominated debt and working capital balances. Adjusted weighted average shares outstanding represents weighted average shares outstanding adjusted to remove the dilution effect related to shares issued in advance of funding requirements. APUC uses adjusted net earnings to assess its performance without the effects of (as applicable): gains or losses on foreign exchange, foreign exchange forward contracts, interest rate swaps, acquisition costs, litigation expenses and write down of intangibles and property, plant and equipment, earnings or loss from discontinued operations and other typically non-recurring items as these are not reflective of the performance of the underlying business of APUC. APUC believes that analysis and presentation of net earnings or loss on this basis will enhance an investor’s understanding of the operating performance of its businesses. It is not intended to be representative of net earnings or loss determined in accordance with GAAP.

Adjusted EBITDA
EBITDA is a non-GAAP metric used by many investors to compare companies on the basis of ability to generate cash from operations. APUC uses these calculations to monitor the amount of cash generated by APUC as compared to the amount of dividends paid by APUC. APUC uses Adjusted EBITDA to assess the operating performance of APUC without the effects of (as applicable): depreciation and amortization expense, income tax expense or recoveries, acquisition costs, litigation expenses, interest expense, gain or loss on derivative financial instruments, write down of intangibles and property, plant and equipment, earnings attributable to non-controlling interests and gain or loss on foreign exchange, earnings or loss from discontinued operations and other typically non-recurring items. APUC adjusts for these factors as they may be non-cash, unusual in nature and are not factors used by management for evaluating the operating performance of the company. APUC believes that presentation of this measure will enhance an investor’s understanding of APUC’s operating performance. Adjusted EBITDA is not intended to be representative of cash provided by operating activities or results of operations determined in accordance with GAAP.